

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

November 20, 2009

Mr. James Hyatt
President, Chief Executive Officer and Director
Così, Inc.
1751 Lake Cook Road
Deerfield, IL 60015

> **Re: Così, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 6, 2009**
> **File No. 333-162233**

Dear Mr. Hyatt:

We have received your response to our comment letter dated October 27, 2009 and have the following additional comments. Please note that the page numbers cited below correspond to the marked copy that you provided to the Staff.

General

1.   We note your response to our prior comment 4. Please tell us whether or not you will be filing the amended Rights Agreement or a Form of the Rights Agreements prior to effectiveness of the registration statement.

Cover Page of Prospectus

2.   We note your response to our prior comment 2. Please clarify that in no event will you sell securities under General Instruction I.B.6. of Form S-3 in a public primary offering with a value exceeding more than one-third of your market value held by non-affiliates in any 12-month period so long as your market value remains below $75 million.

Can our board of directors extend, cancel or amend the rights offering?, page iii

3.   Please disclose here that if you extend your offering for more than [x] days

Mr. James Hyatt
Così, Inc.
November 20, 2009
Page 2

after the expiration date, subscribers have the right to cancel their
subscriptions and receive a refund of all money advanced.

After I send in my payment and rights certificate, may I cancel my exercise of
subscription rights, page iv?

4.   Please disclose here, if true, that subscribers have the right to cancel their
subscriptions and receive a refund if you make a "fundamental change" to the
terms of the offering.

Risk Factors, page 6

5.   We note your response to our prior comment 12 and reissue the comment. As
such, please delete the third sentence. All material risks should be described.
If risks are not deemed material, you should not reference them.

The Rights Offering, page 13

Over-Subscription Privilege, page 14

6.   Please clarify if there is a limit on the over-subscription privilege, other than
the stockholder may not exercise the over-subscription privilege if the
exercise would result in the stockholder owning more than 19.9% of your
outstanding shares.

Escrow Arrangements; Return of Funds, page 21

7.   Please disclose that subscribers will receive a return of funds if they decide to
cancel their subscription rights if you extend the offering for a period of [x]
days after the expiration date or if there is a "fundamental change" to your
offering or advise.

Material U.S. Federal Income Tax Consequences, page 22

8.   It appears that exhibit 8.1 is a short-form tax opinion. As such, please clarify
here that the discussion in the prospectus is your tax opinion.

Description of Capital Stock, page 26

9.   We note your statement that all shares are or will be "fully paid or non-
assessable." This is a legal conclusion you are not qualified to make. Please
either attribute this to counsel or delete it.

Exhibits

Exhibit 8.1

10. Please delete the first sentence in the last paragraph, which appears to limit who may rely on the opinion. You may limit reliance as to subject matter – tax – but not as to who may rely upon it or when.

Form of Notice of Important Tax Information, Exhibit 99.8

11. We note your response to our prior comment 27. Please add a cross reference to this exhibit in the "Information Reporting and Backup Withholding" section of your filing so that subscribers can understand the relevance of this document or advise.

General

12. Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing an amendment to your registration statement.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney Advisor

Cc: Mr. Dennis J. Block, Esq.
        via facsimile (212) 504-6666